Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

June 2, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director

Mitchell Austin, Staff Attorney

Patrick Gilmore, Accounting Branch Chief

Frank Knapp, Staff Accountant

Re:	Twitter, Inc. Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 27, 2017
File No. 001-36164

Ladies and Gentlemen:

We are submitting this letter on behalf of Twitter, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on May 10, 2017 that relate to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (File No. 001-36164) that was filed with the Commission on February 27, 2017 (the “Form 10-K”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Form 10-K for the Fiscal Year Ended December 31, 2016
Selected Financial Data
Non-GAAP Financial Measures, page 41

1.

We note your response to prior comment 1. Please clarify whether you made the determination that the company is not and is not expected to be a taxpayer for the foreseeable future in certain jurisdictions, such as the U.S, based on your GAAP or non-GAAP net income (loss). In this regard, we note that you have reported cumulative non-GAAP net income of approximately $784 million since fiscal 2014. Pursuant to Question 102.11 of the non-GAAP C&DIs you should include current and deferred income tax expense commensurate with the non-GAAP measure of profitability. Please explain further your non-GAAP tax adjustments or revise as necessary.

The Company respectfully advises the Staff that the determination that the Company has not been, and is not expected to be, a taxpayer for the foreseeable future in certain jurisdictions, such as the U.S., was based upon the Company’s GAAP losses in these jurisdictions, which is an approach consistent with the Company’s previous disclosures.

The Company acknowledges that, pursuant to Question 102.11 of the non-GAAP C&DIs, companies should include current and deferred income tax expense commensurate with the non-GAAP measure of profitability.  However, when the Company considered what would be an appropriate tax rate to apply to its non-GAAP net income, it recognized that it needed to take into account its specific situation of sizeable net operating loss carryforwards and tax credit carryforwards as well as the fact that it has not recorded, and does not expect to record or pay, taxes for the foreseeable future in the U.S. and certain foreign jurisdictions.  Accordingly, the Company respectfully advises the Staff that including such tax expense may lead investors to erroneously conclude that a significant tax liability would be due soon, which would not be true because of the foregoing tax attributes.

The Company’s particular situation would require the Company to make significant assumptions and judgments as to how to calculate the non-GAAP tax impact, but which is not consistent with the Company’s current tax position and which the Company believes will not be consistent with the Company’s filing positions when it ultimately becomes a taxpayer on a GAAP basis.  Therefore, the Company believes that such disclosure may be confusing to investors who may not recognize that such calculation does not in fact reflect the Company’s lack of a tax liability.  In addition, the Company notes that there is a lack of specific guidance on how to calculate hypothetical non-GAAP tax loss carryforwards, which would impact the effective tax rate to be used.  Absent such guidance, depending on the assumptions and judgments used, the Company could apply different tax rates and loss carryforwards, which would create different non-GAAP tax impacts.  Further, it would be challenging to concisely disclose to investors how the Company derived a particular tax rate and why such tax rate is appropriate.  Since the Company is not in a tax paying position in the U.S. or certain foreign jurisdictions, it believes that providing hypothetical taxes on non-GAAP items related to these jurisdictions could result in significant confusion among investors, as such calculation would be a hypothetical amount while all other amounts in the reconciliation from GAAP net loss to non-GAAP net income are derived from the GAAP financial statements.  Historically, investors and interested readers of the Company’s financial disclosures have inquired as to the date by which the Company will become a taxpayer on a cash- and GAAP-basis, which the Company believes indicates that investors are interested in the Company’s actual tax liability as a taxpayer.  The Company also notes that its management does not use a hypothetical tax rate when looking at its financial performance, which is consistent with the above approach.

The methodology the Company used to determine the tax rate in the non-GAAP net income reconciliation is based on when the cumulative non-GAAP net income exceeds the Company’s GAAP tax loss carryforwards and tax credits.  In the future, the Company will disclose, as a footnote to the reconciliation of GAAP net income (loss) to non-GAAP net income (loss), the Company’s methodology, that the Company has not applied a hypothetical non-GAAP tax rate to the non-GAAP net income and that this methodology is applicable until the cumulative non-GAAP net income exceeds the Company’s GAAP tax loss carryforwards and tax credits.  The Company believes this methodology would provide a clearer picture of its financial position to investors and is a reasonable approach given its particular fact pattern.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Metrics, page 44

2.

In your response to prior comment 4, you state that MAU is a measure of the company’s logged-in audience and DAU is a measure of engagement of that audience. Please explain why you present the actual number of MAUs but only the percentage change in DAUs, and tell us how the percentage change information provides an investor with a clear understanding of user engagement on your platform. Also, in the proposed disclosures provided in response to prior comment 2, you state that prior to the third quarter of fiscal 2016, you discussed the ratio of MAUs to DAUs. Please tell us whether management believes this ratio is a key metric used to measure user engagement on your platform or tell us what key metrics you use to measure such engagement.

The Company respectfully advises the Staff that it presents the actual number of MAUs to give investors visibility into the total audience on the Company’s platform.  This allows investors to understand how the Company’s financial performance is tracking on a per user basis as MAUs are a proxy for on-platform audience reach and future growth.  Management believes that the trends in engagement as reflected in percentage change in DAUs, a subset of MAUs, provides insight as to whether MAUs are becoming more or less engaged on the platform.  The absolute number of DAUs is less important than the percentage change in DAUs because the key factor is whether engagement is increasing or decreasing on a relative basis.  Percentage change in DAUs is a performance indicator that is currently used by the Company’s management to evaluate the health of the platform, and the Company believes that sharing that metric with investors enables them to see the Company through the eyes of management. The Company also focuses investors on percentage change rather than absolute DAU numbers to avoid confusion when comparing the Company with other companies that disclose information regarding DAUs, but use different definitions of DAUs that may include different segments of their respective user bases.  For example, Facebook discloses total DAU, but includes in that number users who only log into its separate messaging mobile application without breaking out how many DAUs come just from that application. Accordingly, investors would not be able to compare performance between the Company and this other company.

Prior to disclosing percentage changes in DAU, the Company discussed the MAU-to-DAU ratio on a few prior occasions to provide investors with a perspective about whether engagement (DAU) was tracking user growth (MAU). Those discussions are no longer relevant given the Company discloses percentage changes in DAU, so investors are able to see how DAU growth is tracking MAU growth. Additionally, the Company notes that disclosure of the MAU-DAU ratio would indirectly disclose the absolute number of DAU, which is a disclosure that the Company believes will shift focus away from the percentage change in DAU, which is currently a more relevant measure of user engagement trends.

* * * * * * * * * * *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 849-3424.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Lisa L. Stimmell

cc:  Sean Edgett, Twitter, Inc.

       Katharine A. Martin, Wilson Sonsini Goodrich & Rosati